Exhibit 11.1

Redwood Trust, Inc.
Computation of Per Share Earnings

	Three Months	Six Months
	Ended	Ended
	June 30, 2004	June 30, 2004
Basic:
Average common shares outstanding	20,630,186	20,028,267

Total	20,630,186	20,028,267

Net Income	$55,088,536	$105,879,238

Per Share Amount	$2.67	$5.29

Diluted:
Average common shares outstanding	20,630,186	20,028,267
Net effect of dilutive stock options outstanding during the period — based on the treasury stock method	694,889	827,380

Total	21,325,075	20,855,647

Net Income	$55,088,536	$105,879,238

Per Share Amount	$2.58	$5.08